Earning Release

ELBIT SYSTEMS REPORTS
THIRD QUARTER 2014 RESULTS

Backlog of orders at $6.23 billion; Revenues at $723 million;
Net income of $35 million; EPS of $0.82

Haifa, Israel, November 13, 2014 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, reported today its consolidated results for the quarter ended September 30, 2014.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “As we previously disclosed, our third quarter profit was affected by increased financial expenses. However, as reflected by our operating income, the ongoing business performance continued to show stability in the quarter. We are encouraged by the continued growth in the backlog and by the increase in revenue in Latin America and Asia-Pacific in the quarter.”

Third quarter of 2014 results:

Revenues in the third quarter of 2014 were $722.7 million, as compared to $730.6 million in the third quarter of 2013.

Gross profit amounted to $203.0 million (28.1% of revenues) in the third quarter of 2014, as compared to $207.4 million (28.4% of revenues) in the third quarter of 2013. The non-GAAP gross profit in the third quarter of 2014 was $208.4 million (28.8% of revenues), as compared to $212.9 million (29.1% of revenues) in the third quarter of 2013. The decrease in the gross profit rate was mainly due to the mix of programs sold in the quarter.

Research and development expenses, net, were $55.8 million (7.7% of revenues) in the third quarter of 2014, as compared to $54.0 million (7.4% of revenues) in the third quarter of 2013.

Marketing and selling expenses were $51.8 million (7.2% of revenues) in the third quarter of 2014, as compared to $61.9 million (8.5% of revenues) in the third quarter of 2013. The decrease was mainly a result of lower expenses related to the mix of marketing activities in the quarter.

General and administrative expenses were $35.3 million (4.9% of revenues) in the third quarter of 2014, as compared to $30.5 million (4.2% of revenues) in the third quarter of 2013.

Earning Release

Operating income was $60.1 million (8.3% of revenues) in the third quarter of 2014, as compared to operating income of $61.1 million (8.4% of revenues) in the third quarter of 2013. The non-GAAP operating income in the third quarter of 2014 was $70.8 million (9.8% of revenues), as compared to $72.3 million (9.9% of revenues) in the third quarter of 2013.

Financial expenses, net, were $23.4 million in the third quarter of 2014, as compared to $6.6 million in the third quarter of 2013. As mentioned in the Company's announcement on October 20, 2014,the increase in the financial expenses in the third quarter of 2014 resulted primarily from the accelerated depreciation of the New Israeli Shekel related to the Company's U.S. Dollar derivative activities as well as the impact of exchange rate differences on balance sheet items.

Taxes on income were $0.1 million (effective tax rate of 0.3%) in the third quarter of 2014, as compared to $7.5 million (effective tax rate of 13.6%) in the third quarter of 2013. The decrease in the effective tax rate was mainly as a result of settlements of tax audits, including adjustments for prior years, in some of the Company's subsidiaries in Israel and the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnerships was $1.0 million (0.1% of revenues) in the third quarter of 2014, as compared to $3.4 million (0.5% of revenues) in the third quarter of 2013.

Net income attributable to non-controlling interests was $2.9 million in the third quarter of 2014, as compared to $1.6 million in the third quarter of 2013.

Net income attributable to the Company's shareholders in the third quarter of 2014 was $35.0 million (4.8% of revenues), as compared to $49.6 million (6.8% of revenues) in the third quarter of 2013. The non-GAAP net income in the third quarter of 2014 was $43.9 million (6.1% of revenues), as compared to $55.8 million (7.6% of revenues) in the third quarter of 2013. The decrease in net income was due mainly to the increased financial expenses described above.

Diluted net earnings per share attributable to the Company's shareholders were $0.82 for the third quarter of 2014, as compared with diluted net earnings per share of $1.17 for the third quarter of 2013. The non-GAAP diluted earnings per share in the third quarter of 2014 were $1.03, as compared with diluted net earnings per share of $1.32 for the third quarter of 2013.

The Company’s backlog of orders as of September 30, 2014 totaled $6,229 million, as compared to $5,697 million as of September 30, 2013. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 49% of the current backlog is scheduled to be performed during the fourth quarter of 2014 and 2015.

Operating cash flow used in the first nine months of 2014 was $0.2 million, as compared to cash flow provided by operating activities of $24.1 million in the first nine months of 2013. The Company's cash flow was negatively affected mainly by the delay in payments from the Israeli Ministry of Defense. The Company does not foresee a risk in the collection of these payments.

Earning Release

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data
(US Dollars in millions)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2014	2013	2014	2013	2013

GAAP gross profit	595.6	603.3	203.0	207.4	824.8
Adjustments:
Amortization of intangible assets	16.2	16.4	5.4	5.5	22.2
Impairment of long-lived assets	—	—	—	—	0.9
Non-GAAP gross profit	611.8	619.7	208.4	212.9	847.9
Percent of revenues	29.0%	29.3%	28.8%	29.1%	29.0%

GAAP operating income	182.6	181.5	60.1	61.1	239.4
Adjustments:
Amortization of intangible assets	32.3	34.2	10.7	11.2	45.9
Impairment of long-lived assets	—	—	—	—	0.9
Legal settlement, net	—	(7.6)	—	—	(7.6)
Gain from changes in holdings	(6.0)	—	—	—	—
Non-GAAP operating income	208.9	208.1	70.8	72.3	278.6
Percent of revenues	9.9%	9.8%	9.8%	9.9%	9.5%

GAAP net income attributable to Elbit Systems’ shareholders	127.0	140.6	35.0	49.6	183.4
Adjustments:
Amortization of intangible assets	32.3	34.2	10.7	11.2	45.9
Impairment of long-lived assets	—	—	—	—	0.9
Legal settlement, net	—	(7.6)	—	—	(7.6)
Gain from changes in holdings	(6.0)	(0.9)	—	(0.9)	(0.9)
Adjustment of gain from discontinued operations, net	—	(0.8)	—	—	(0.8)
Related tax benefits	(5.1)	(8.1)	(1.8)	(4.1)	(10.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	148.2	157.4	43.9	55.8	210.8
Percent of revenues	7.0%	7.4%	6.1%	7.6%	7.2%

Non-GAAP diluted net EPS	3.47	3.73	1.03	1.32	4.99

Earning Release

Recent Events:

On August 13, 2014 the Company announced that it was awarded an $80 million contract to supply a Latin American country with Command, Control, Computer & Communications (C4I) systems.

On October 12, 2014 the Company announced that its wholly-owned U.S. subsidiary, Elbit Systems of America, LLC, ("Elbit Systems of America"), was awarded an approximately $12.7 million contract to provide Apache Aviator Integrated Helmets (AAIH) to the United States Army. Work will be performed over a two-year period at Elbit Systems of America's facility in Fort Worth, Texas.

On October 20, 2014 the Company announced that, based upon an initial review of the elements comprising the Company's third quarter 2014 results, the Company anticipates an extraordinary level of finance expenses for the quarter. This increase in financial expenses resulted primarily from the accelerated depreciation of the New Israeli Shekel related to the Company's U.S. dollar derivative activities, as well as the impact of exchange rate differences on balance sheet items. The Company estimates that the impact of the above on the financial expenses for the quarter will be in the range of $15 to $20 million, and accordingly will have a corresponding adverse impact on the quarter's net profit.

On October 22, 2014 the Company announced that it was awarded contracts from an Asian country in a total amount of approximately $85 million. Most of the amount is for an F-5 aircraft avionics upgrade program, and the balance is for the supply of electro-optic and communications systems. The contracts will be performed over a three-year period.

On October 29, 2014 the Company announced that Midroog Ltd., an Israeli rating agency ("Midroog"), reaffirmed Midroog's "Aa1" rating (on a local scale), with a stable outlook, of the Series "A" Notes issued by the Company in 2010 and in 2012.

On October 29, 2014 the Company announced that it was awarded a contract by Rheinmetall Canada Inc. to provide ELSAT 2100 Satellite-on-the-Move (SOTM) systems for use by the Canadian Armed Forces. The contract value, which is in an amount that is not material to Elbit Systems, will be performed over an 18-month period.

On November 11, 2014 the Company announced that its wholly-owned U.S. subsidiary, Elbit Systems of America, was awarded a five-year, firm-fixed price contract valued at approximately $29 million by the United States Air Force (USAF) for logistics support of the USAF’s F-16 head-up display (HUD) electric module assemblies.

Earning Release

Dividend:

The Board of Directors declared a dividend of $0.32 per share for the third quarter of 2014. The dividend’s record date is November 25, 2014. The dividend will be paid from income generated as Preferred Income (as defined under Israeli tax laws), on December 8, 2014, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Wednesday, November 13, 2014 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5918 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, signal intelligence ("SIGINT") systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward-looking statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.
Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppal or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	September 30,	December 31,
	2014	2013
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$177,406	$193,737
Short-term bank deposits and marketable securities	96,561	71,625
Trade and unbilled receivables, net	951,959	823,245
Other receivables and prepaid expenses	178,751	151,367
Inventories, net of customers advances	866,417	756,032
Total current assets	2,271,094	1,996,006

Investments in affiliated companies and partnerships	122,505	131,362
Long-term trade and unbilled receivables	237,099	242,576
Long-term bank deposits and other receivables	40,202	52,983
Deferred income taxes, net	36,963	35,695
Severance pay fund	301,691	323,388
	738,460	786,004

Property, plant and equipment, net	442,735	481,408
Goodwill and other intangible assets, net	649,931	669,750
Total assets	$4,102,220	$3,933,168

Liabilities and Equity
Short-term bank credit and loans	$40,550	$—
Current maturities of long-term loans and Series A Notes	87,397	63,111
Trade payables	337,934	301,480
Other payables and accrued expenses	725,271	720,544
Customer advances in excess of costs incurred on contracts in progress	416,595	349,998
	1,607,747	1,435,133

Long-term loans, net of current maturities	288,705	224,209
Series A Notes, net of current maturities	312,308	377,812
Employee benefit liabilities	375,435	407,855
Deferred income taxes and tax liabilities, net	70,466	73,502
Customer advances in excess of costs incurred on contracts in progress	114,290	164,854
Other long-term liabilities	58,555	55,634
	1,219,759	1,303,866

Elbit Systems Ltd.'s equity	1,257,052	1,177,012
Non-controlling interests	17,662	17,157
Total equity	1,274,714	1,194,169
Total liabilities and equity	$4,102,220	$3,933,168

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
	2014	2013	2014	2013	2013
	Unaudited		Unaudited		Audited
Revenues	$2,107,964	$2,113,694	$722,704	$730,631	$2,925,151
Cost of revenues	1,512,407	1,510,393	519,701	523,187	2,100,304
Gross profit	595,557	603,301	203,003	207,444	824,847

Operating expenses:
Research and development, net	156,988	156,555	55,827	54,012	220,482
Marketing and selling	157,036	174,755	51,775	61,906	235,466
General and administrative, net	104,840	90,449	35,257	30,468	129,507
Other income, net	(5,951)	—	—	—	—
	412,913	421,759	142,859	146,386	585,455
Operating income	182,644	181,542	60,144	61,058	239,392

Financial expenses, net	(36,283)	(27,274)	(23,350)	(6,634)	(37,310)
Other income, net	254	925	132	881	937
Income before income taxes	146,615	155,193	36,926	55,305	203,019
Taxes on income	(16,150)	(17,199)	(105)	(7,532)	(25,313)
	130,465	137,994	36,821	47,773	177,706
Equity in net earnings of affiliated companies and partnerships	3,763	7,567	1,012	3,393	13,032
Income from continuing operations	134,228	145,561	37,833	51,166	190,738
Income from discontinued operations, net	—	681	—	—	681
Net income	134,228	146,242	37,833	51,166	191,419
Less: net income attributable to non-controlling interests	(7,227)	(5,690)	(2,867)	(1,577)	(8,002)
Net income attributable to Elbit Systems Ltd.'s shareholders	$127,001	$140,552	$34,966	$49,589	$183,417

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share
Continuing operations	$2.98	$3.32	$0.82	$1.18	$4.34
Discontinued operations	—	0.02	—	—	0.01
Total	$2.98	$3.34	$0.82	$1.18	$4.35
Diluted net earnings per share
Continuing operations	$2.98	$3.31	$0.82	$1.17	$4.33
Discontinued operations	—	0.02	—	—	0.01
Total	$2.98	$3.33	$0.82	$1.17	$4.34

Weighted average number of shares (in thousands) used in computation of
Basic earnings per share	42,646	42,044	42,665	42,178	42,139
Diluted earnings per share	42,669	42,213	42,686	42,348	42,295
Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	$127,001	$139,733	$34,966	$49,589	$182,598
Discontinued operations, net of income tax	—	819	—	—	819
Net income attributable to Elbit Systems Ltd.'s shareholders	$127,001	$140,552	$34,966	$49,589	$183,417

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$134,228	$146,242	$191,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	92,852	96,571	129,348
Write-off impairment and discontinued operations, net	—	(681)	254
Stock-based compensation	250	1,096	440
Amortization of Series A Notes premium and related issuance costs, net	(69)	(69)	(92)
Deferred income taxes and reserve, net	(10,553)	1,545	221
Gain on sale of property, plant and equipment	(2,803)	(133)	(147)
Loss (gain) on sale of investment	(5,864)	(425)	873
Equity in net loss (earnings) of affiliated companies and partnerships, net of dividend received (*)	9,235	(2,067)	468
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables and prepaid expenses	(147,259)	(195,656)	(108,337)
Increase in inventories, net	(110,366)	(30,791)	(4,785)
Increase in trade payables, other payables and accrued expenses	37,280	32,407	55,935
Severance, pension and termination indemnities, net	(10,459)	3,184	(3,595)
Increase (decrease) in advances received from customers	13,332	(27,118)	(95,027)
Net cash provided by (used in) operating activities	(196)	24,105	166,975
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(42,608)	(54,987)	(63,019)
Acquisition of a subsidiary	787	—	—
Investments in affiliated companies and other companies	(3,536)	(5,046)	(6,222)
Proceeds from sale of property, plant and equipment	19,129	4,264	3,755
Proceeds from sale of investments	110	2,000	3,550
Investment in long-term deposits	(440)	(1,171)	(2,076)
Proceeds from sale of long-term deposits	426	246	795
Investment in short-term deposits and marketable securities	(77,485)	(33,050)	(50,975)
Proceeds from sale of short-term deposits and marketable securities	54,540	30,543	42,899
Net cash used in investing activities	(49,077)	(57,201)	(71,293)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,393	11,159	18,364
Repayment of long-term loans	(107,566)	(143,547)	(230,532)
Proceeds from long-term loans	200,500	217,100	242,247
Repayment of Series A Notes	(55,532)	(55,535)	(55,535)
Dividends paid (**)	(48,403)	(46,928)	(75,549)
Change in short-term bank credit and loans, net	40,550	(61)	(181)
Net cash provided by (used in) financing activities	32,942	(17,812)	(101,186)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(16,331)	(50,908)	(5,504)
Cash and cash equivalents at the beginning of the year	193,737	199,241	199,241
Cash and cash equivalents at the end of the period	$177,406	$148,333	$193,737
* Dividend received from affiliated companies and partnerships	$12,998	$5,500	$13,500

** Dividends paid to the Company's shareholders and minority shareholders of a subsidiary.

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES
(In millions of US Dollars)

Consolidated Revenues by Areas of Operation:

	Nine Months Ended				Three Months Ended
	September 30,				September 30,
	2014		2013		2014		2013
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	883.6	41.9	849.3	40.2	304.5	42.1	287.2	39.3
Land systems	161.5	7.7	195.4	9.2	38.1	5.3	75.6	10.3
C4ISR systems	808.9	38.4	771.8	36.5	297.8	41.2	273.4	37.4
Electro-optic systems	182.5	8.7	227.4	10.8	57.2	7.9	67.9	9.3
Other (mainly non-defense engineering and production services)	71.5	3.3	69.8	3.3	25.1	3.5	26.5	3.7
Total	2,108.0	100.0	2,113.7	100.0	722.7	100.0	730.6	100.0

Consolidated Revenues by Geographic Regions:

	Nine Months Ended				Three Months Ended
	September 30,				September 30,
	2014		2013		2014		2013
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	492.9	23.4	470.6	22.3	161.4	22.3	181.7	24.9
North America	610.5	29.0	630.9	29.8	200.0	27.7	217.0	29.7
Europe	308.9	14.7	397.9	18.8	104.4	14.5	127.3	17.4
Asia-Pacific	346.3	16.4	357.5	16.9	110.9	15.3	97.0	13.3
Latin America	311.5	14.8	210.9	10.0	140.5	19.4	78.3	10.7
Other countries	37.9	1.7	45.9	2.2	5.5	0.8	29.3	4.0
Total	2,108.0	100.0	2,113.7	100.0	722.7	100.0	730.6	100.0